Exhibit 99.5

NICE Actimize X-Sight Marketplace Boosts Efficiency for AML Investigations with
Free Services Addressing COVID-19 Challenges

New X-Sight Marketplace partners provide dedicated, free support and customized solutions aligned to boost operational efficiency

Hoboken, N.J., June 5, 2020 – NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that two new X-Sight Marketplace partners are offering a range of free tools and services designed to boost operational efficiency of AML investigations during the onslaught of COVID-19 related demands. The two partners focus on automation and screening requirements, leveraging advanced next-generation technologies. The NICE Actimize      X-Sight Marketplace is the first financial crime and compliance ecosystem that connects financial services organizations with data, applications, tools and service providers, providing both the value of choice and the ability to reduce integration timelines.

The new partners offering customized solutions targeting anti-money laundering capabilities for the X-Sight Marketplace include Quantifind, a provider which drives automation and efficiency for financial crime applications by modeling predictive signals from public domain data, and KYC2020 LLC, a firm which focuses on sanctions screening requirements of small and medium-sized firms with next-generation technology.

Quantifind is offering the use of its Batch API software service which will allow financial institutions to triage daily alerts and to focus limited resources where there is the highest risk. "During this time, when we need to work together, we are working with financial institutions to help them focus and increase operational efficiency,” says Ari Tuchman, Ph.D., CEO and Co-founder, Quantifind. “We look forward to working with the NICE Actimize Marketplace team to deliver exceptional support during this challenging period.”

Another X-Sight Marketplace partner, KYC2020 LLC, offers a number of options to firms that include a free one-hour consultation and free toolkit that allows them to conduct an AML/CFT risk assessment and to identify the sanction and PEP watchlists they should be screening. These tools also help design AML programs and conduct reviews.

“During these uncertain times, it is key that small and medium-sized organizations have access to affordable services and solutions that help them remain compliant and keep their businesses protected,” said Rajeev Bahri, CFA, CAMS, Co-Founder and Managing Director of KYC2020, LLC. “Our network of qualified CAMS™ certified AML specialists look forward to partnering with NICE Actimize and supporting its customers through its advanced Marketplace ecosystem.”

“With the COVID-19 environment placing significant demand on our customers, we are working together with our Marketplace partners to address operational risk and burgeoning regulatory compliance challenges for financial services organizations of all sizes,” said Craig Costigan, CEO, NICE Actimize. “The X-Sight Marketplace continues to offer specialized capabilities which support best-in-class financial crime, risk and compliance management.”

Quantifind, which provides an AI solution for anti-money laundering and fraud detection, uniquely discovers risk by combining internal financial institution data with public domain data. Built on a decade of proprietary machine learning infrastructure, Quantifind's solutions have demonstrated the ability to automate approximately 60% of a large investigative team's alerts triage workflow and to improve manual investigative efficiencies by up to 30-50%. Quantifind’s solutions have also been used to discover unknown network links in FBI investigations.

KYC2020 leverages next-generation technology to reduce the cost and friction associated with traditional compliance solutions and speeds customer onboarding. KYC2020’s current solutions include a global watch list and PEP database, a watchlist filtering service, and a sanction screening decision service. Customers can license KYC2020’s watchlist data to use with existing screening solutions or its cloud-based screening service for watchlist filtering and scoring, or let its intelligent systems manage its sanction screening decision service.

NICE Actimize’s X-Sight Marketplace currently has more than 45 partners in its growing ecosystem, with offerings addressing such categories as customer and counterparty intelligence, data management, device and channel intelligence, identity verification, screening and adverse media, user authentication and fraud, CDD/KYC, transaction monitoring, and alert and case management.

For more information on the X-Sight Marketplace, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.